Peter B. Sayre Senior Vice President and Controller 213 Washington Street, Newark NJ 07102–2917 Tel 973 802–6309 Fax 973 802–9065

April 2, 2008

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, DC 20549

RE:	Prudential Financial, Inc.

Form 10-K for Fiscal Year Ended December 31, 2007

File No. 1-16707

Dear Mr. Rosenberg:

We received your letter dated March 21, 2008, addressed to Richard J. Carbone, setting forth comments of the staff of the Securities and Exchange Commission on our Annual Report on Form 10-K for the year ended December 31, 2007. For your convenience, we have included the staff’s comments below and have keyed our response accordingly.

We have agreed as indicated in our response to enhance certain disclosures in future filings in order to address the staff’s comments. We are doing so in the spirit of cooperation with the staff, and any changes reflected in future filings should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

Form 10-K for the fiscal year ended December 31, 2007

Financial Statements

Note 4: Investments, page 197

1.

It is apparent that you invest significantly in mortgage- and asset-backed securities. It is also apparent from your disclosures in MD&A beginning on page 125 that some of your investment in these securities could be categorized as being of high credit quality while others would not. Please revise your policy note disclosure to indicate how you account for these types of investments. Please ensure this disclosure discusses how you record interest income and how you account for estimated prepayments, if applicable, and separately reference for us the authoritative literature you rely upon to support your accounting. To the extent you rely on SFAS 91, please disclose the significant assumptions underlying your prepayment estimates as required by paragraph 19 of that guidance.

Response:

The Company acknowledges the staff’s comment to provide additional disclosure regarding our accounting policies for mortgage- and asset-backed securities. For mortgage- and asset-backed securities, the Company follows the authoritative guidance in SFAS 91 and, where appropriate for those securities that are not highly rated, EITF Issue 99-20. To address your comment, shown below are revisions to the policy note disclosure in Note 2 to be included in future Form 10-K filings to explicitly include additional disclosure regarding the recognition of interest income, including estimated prepayments and the assumptions associated with any material investments. The following paragraph, with new disclosures underscored, would replace the first paragraph under the “Investments” sub-heading on page 180 of our 2007 Form 10-K filing:

Fixed maturities are comprised of bonds, notes and redeemable preferred stock. Fixed maturities classified as “available for sale” are carried at fair value. Fixed maturities that the Company has both the positive intent and ability to hold to maturity are carried at amortized cost and classified as “held to maturity.” The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Interest income, as well as the related amortization of premium and accretion of discount is included in “Net investment income” under the effective yield method. For mortgage-backed and asset-backed securities, the effective yield is based on estimated cash flows, including prepayment assumptions based on data from widely accepted third party data sources or internal estimates. For high credit quality mortgage-backed and asset-backed securities (those rated AA or above), the amortized cost and the effective yield of the security are adjusted periodically to reflect historical prepayment experience and changes in estimated future prepayments. The adjustments to amortized cost are recorded as a charge or credit to net investment income in accordance with the retrospective method. For asset-backed and mortgage-backed securities rated below AA, the effective yield is adjusted prospectively for any changes in estimated cash flows. The amortized cost of fixed maturities is written down to fair value when a decline in value is considered to be other-than-temporary. See the discussion below on realized investment gains and losses for a description of the accounting for impairments. Unrealized gains and losses on fixed maturities classified as “available for sale,” net of tax and the effect on deferred policy acquisition costs, valuation of business acquired, future policy benefits and policyholders’ dividends that would result from the realization of unrealized gains and losses, are included in “Accumulated other comprehensive income (loss).”

Note 17: Income Taxes, page 247

2.	Please revise your disclosure to provide the domestic and foreign components of your pre-tax income as required by Item 4-08(h)(1)(i) of Regulation S-X.

Response:

Related to the requirement to provide the domestic and foreign components of pre-tax income, the Company notes that our disclosure of segment information, included in Note 20 on page 265 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, includes disclosure of the component of pre-tax income from foreign operations. However, to directly address the staff’s comment, the Company will revise our tax disclosure in future Form 10-K filings to explicitly include pre-tax income from domestic and foreign operations.

Note 20: Segment Information, page 256

3.	Please revise your disclosure to provide:

a.	your revenues by each product or group of similar product as required by paragraph 37 of SFAS 131; and

b.	your revenues by country or an indication why it is impracticable to provide this information as required by paragraph 38 of SFAS 131

Response:

a.	The Company has considered the requirements of paragraph 37 of SFAS 131 to provide disclosure of revenues by each product or group of similar products and believes we provide the required disclosure in the form of the Company’s nine reportable segments, which reflect results along groupings of similar products. These reportable segments consist of the Individual Life, Individual Annuities, Group Insurance, Asset Management, Financial Advisory, Retirement, International Insurance and International Investments, and Closed Block segments. The segment information included in Note 20 discloses the products that are grouped within each segment. The Company recognizes that the International Insurance segment includes individual life insurance products, some of which are similar to those included in the Individual Life or Individual Annuities segment; however, we believe that due to the very different and distinct locations in which these businesses operate, combining the revenues of like products within these segments would provide a less meaningful presentation to a reader. Therefore, the Company believes the disclosure of revenues by segment included in Note 20 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, based on the characteristics of its operating segments which are comprised of groupings of similar products and services, is consistent with the requirements of paragraph 37 of SFAS 131.

b.	The Company’s disclosure of segment information, included in Note 20 on pages 265 and 266 of the Company’s Annual Report of Form 10-K for the year ended December 31, 2007, includes disclosure of the Company’s revenues attributed to all foreign countries in total, as well as Japan, as revenues from Japan are material. The Company believes this disclosure is consistent with the requirements of paragraph 38 of SFAS 131. The Company will revise this disclosure in future Form 10-K filings to explicitly disclose revenues from U.S. operations, and will continue to provide disclosure of revenues from foreign operations and any individual countries that are considered material.

* * * * * * * * *

As requested, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at 973-802-6309 if you have any questions about this response letter.

Very truly yours,

/s/ PETER B. SAYRE
Peter B. Sayre
Senior Vice President and Controller (Principal Accounting Officer)

Copies to:	Richard J. Carbone
Susan L. Blount

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